OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Juniper Networks, Inc.

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

48203R104

(CUSIP Number)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule13d-1(b)

        ☑ Rule13d-1(c)

        ☐ Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 48203R104

1.	Names of Reporting Persons. Siemens Corporation I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ Not applicable
	(b)	☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	Not Applicable

		6.	Shared Voting Power	22,815,206

		7.	Sole Dispositive Power	Not Applicable

		8.	Shared Dispositive Power	22,815,206

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			22,815,206

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9)			4.24%

12.	Type of Reporting Person (See Instructions)			CO

CUSIP No. 48203R104

1.	Names of Reporting Persons. Siemens Aktiengesellschaft I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ Not applicable
	(b)	☐ Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With:
		5.	Sole Voting Power	Not Applicable

		6.	Shared Voting Power	22,815,206

		7.	Sole Dispositive Power	Not Applicable

		8.	Shared Dispositive Power	22,815,206

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:			22,815,206

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9)			4.24%

12.	Type of Reporting Person (See Instructions)			CO

Item 1.
	(a)	Name of Issuer:
Juniper Networks, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
1194 North Mathilda Avenue Sunnyvale, CA 94089

Item 2.
	(a)	Name of Person Filing:
(1) Siemens Corporation
(2) Siemens Aktiengesellschaft
	(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each person filing is:
(1) 153 East 53rd Street, New York, New York 10022
(2) Wittelsbacherplatz 2, 80333 Munich, Germany
	(c)	Citizenship:

The first person filing is a corporation organized under the laws of the State of Delaware, United States of America. The second person filing is a corporation organized under the law of the Federal Republic of Germany.

	(d)	Title of Class of Securities:
Common Stock, $.00001 Par Value
	(e)	CUSIP Number
48203R104

Item 3.	If this statement is filed pursuant to §~240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(l)(ii)(J)
Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 22,815,206
(b)	Percent of class: 4.24
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: Not applicable
	(ii)	Shared power to vote or to direct the vote: 22,815,206
	(iii)	Sole power to dispose or to direct the disposition of: Not applicable
	(iv)	Shared power to dispose or to direct the disposition of: 22,815,206

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005 SIEMENS CORPORATION
By:	/s/ E. ROBERT LUPONE
E. Robert Lupone Senior Vice President, General Counsel and Secretary

By:	/s/ MICHAEL W. SCHIEFEN
Michael W. Schiefen Vice President

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005 SIEMENS AKTIENGESELLSCHAFT
By:	/s/ Dr. PAUL HOBECK
Dr. Paul Hobeck General Counsel

By:	/s/ Dr. PETER MORITZ
Dr. Peter Moritz Corporate Vice President & Treasurer

AGREEMENT OF JOINT FILING

     Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13G/A filed herewith shall be filed on behalf of each of the undersigned.

February 8, 2005 SIEMENS CORPORATION
By:	/s/ E. ROBERT LUPONE
E. Robert Lupone
Senior Vice President, General Counsel and Secretary

By:	/s/ MICHAEL W. SCHIEFEN
Michael W. Schiefen
Vice President

February 8, 2005 SIEMENS AKTIENGESELLSCHAFT
By:	/s/ Dr. PAUL HOBECK
Dr. Paul Hobeck
General Counsel

By:	/s/ Dr. PETER MORITZ
Dr. Peter Moritz
Corporate Vice President & Treasurer